Filed pursuant to 424(b)(3)
Registration #333-85666

SUPPLEMENT NO. 29 DATED APRIL 18, 2003
TO THE PROSPECTUS DATED JUNE 7, 2002
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 29 to you in order to supplement our prospectus. This supplement, dated April 18, 2003 to our prospectus dated June 7, 2002, updates information in the "Real Property Investments," "Distribution Reinvestment and Share Repurchase Programs" and "Plan of Distribution" sections of our prospectus. This Supplement No. 29 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 28 dated April 9, 2003, Supplement No. 27 dated March 28, 2003, Supplement No. 26 dated March 19, 2003 and Supplement No. 25 dated March 7, 2003 (Supplement No. 25 superseded certain information contained in our prospectus and prior supplements dated between June 18, 2002 and February 27, 2003), and must be read in conjunction with our prospectus.

Real Property Investments

The discussion under this section, which starts on page 92 of our Prospectus, is modified and supplemented by the following information regarding properties that we have acquired.

The following table provides information regarding the properties we have acquired since April 9, 2003, the date of our last supplement. We purchased these properties from unaffiliated third parties. We purchased these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Date	Approx. Acquisition Costs, including	Gross Leasable Area	Physical Occupancy as of 4/10/03	No. of
Property	Type	Built	Acquired	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Flamingo Falls Town Center Flamingo Road and Sheridan Street Pembroke Pines, FL	NC	2001	4/15/03	23,850,000	108,565	100	41	Fresh Market Eckerds

Creeks at Virginia Center Brook Road and Jeb Stuart Parkway Richmond, VA	NC	2001	4/15/03	39,000,000 (1)	266,359	100	26	Bed, Bath & Beyond Dick's Sporting Goods

Westside Centre University Drive Huntsville, AL	NC	2002	4/09/03	53,368,000 (2)	490,784	84	24	Goody's Dick's Sporting Goods

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center
  As part of the purchase of this property, we assumed the existing modified debt with a remaining principal balance of approximately $27,804,000. The loan requires principal and interest payments based on an annual rate of 6.37% and matures December 2032.
  We originally funded a loan in the principal amount of $43,445,000 secured by a first mortgage on this property. This loan was repaid as part of the acquisition of this property. At the time of acquisition of this property, we funded a new loan in the amount of approximately $7,104,000. The loan will earn interest at a rate of 9.0% per annum and matures March 2006. As currently vacant spaces, included in the earnout agreement, are leased and the additional tenants begin paying rent, the loan amount will be reduced by an amount equal to the annual rent divided by the purchase cap rate of 10.1177%.

Potential Property Acquisitions

We are currently considering acquiring the following properties. Our decision to acquire each property will generally depend upon no material adverse change occurring in the property, the tenants or the local economic conditions;
  our receipt of sufficient net proceeds from this offering to make these acquisitions or sufficient availability of credit; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating each property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the properties are well located, have acceptable roadway access, attract high-quality tenants, are well maintained and have been professionally managed. The properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire these properties.

We anticipate purchasing the following properties from unaffiliated third parties. We intend to purchase these properties with our own funds, unless noted otherwise. However, we expect to place financing on the properties at a later date.
		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 04/15/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Costco Plaza 9919 Pulaski Highway White, Marsh, MD	NC	1987/1992	16,900,000	209,831	100	8	Costco Sports Authority PETsMART Pep Boys

Village Crossing 5507 W. Touhy Avenue Skokie, IL	NC	1989	81,250,000	427,722	82	37	Crown Theaters Best Buy

North Hill Commons 3521 Clemson Boulevard Anderson, SC	NC	2000/2003	4,496,000	42,942	100	2	Michael's PETsMART

BJ's Wholesale Club 6050 E. Independence Blvd. Charlotte, NC	SU	2002	13,000,000	99,792	100	1	BJ's Wholesale Club

Bi-Lo at Shellmore US 17 Northeast and Shellmore Mt. Pleasant, SC	NC	2002	11,806,000	61,705	100	1 (1)	Bi-Lo

		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 04/15/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Eckerd Drug Store Portfolio of 19 stores	SU	1995-1997	40,858,000	193,156	100	1	Eckerd Drug Store

  Main & Colony, Dallas, TX
  Trinity Mills Road & Marsh Lane, Dallas, TX
  Hulen Street and Sycamore School, Ft. Worth, TX
  SW Parkway and Fairway Boulevard, Wichita, TX
  Midwestern Parkway and 38th Street, Wichita Falls, TX
  Telephone Road at Highway 199, Lake Worth, TX
  Glenwood and Gentry, Tyler, TX
  Jacksboro Highway and W. Loop Avenue, Ft. Worth, TX
  2050 E. Arapaho Boulevard, Richardson, TX
  Roberts Cutoff and River Oaks, River Oaks, TX
  1424 Buckingham Road, Richardson, TX
  6401 W. Parker Road, Plano, TX
  4808 David Boulevard, Richland Hills, TX
  731 Whitlock Avenue, Marietta, GA
  Highway 29th and Davis Mills Boulevard, Lawrenceville, GA
  Sherwood Plaza and Enola, Gainesville, GA
  124 and Bethany Church, Snellville, GA
  2323 M.L. King Blvd and NE 23rd, Oklahoma City, OK
  3300 S. Orange Blossom Trail, Kissimmee, FL

Milt Turner Portfolio

Colonial Plaza 775 Regional Park Road Lebanon, VA	NC	2003	2,485,000 (2)	27,604	49	2	Dollar Tree Cato's

Goody's 2360 Georgetown Drive Augusta, GA	SU	1999	2,154,000	22,560	100	1	Goody's

Oak Summit 344 E. Hanes Mill Road Winston-Salem, NC	NC	2003	24,468,000 (2)	180,774	55	13	Staples Goody's

Squire Wood Village State Rte 92 and US 254 Dandridge, TN	NC	2003	4,166,000 (2)	46,150	86	3	Food City

The Crossing 86 The Crossings Crossville, TN	NC	1999	6,879,000 (2)(3)	62,278	89	13	Goody's

Town & Country Center 8925 Town and Country Circle Knoxville, TN	NC	1985/1987/1997	56,244,000 (2)(4)	639,135	97	48	Lowes Superstore Carmike Cinemas

Wytheville Commons Phase I Phase II 345 Commonwealth Dr. Wytheville, VA	NC	2003 To be built	20,019,000 (2)	90,267 60,000	98 --	16 --	Goody's Dollar Tree Old Navy

		Year	Approximate Acquisition Costs including	Gross Leasable Area	Physical Occupancy as of 04/15/03	No. of
Property	Type	Built	expenses ($) *	(Sq. Ft.)	(%)	Tenants	Major Tenants

Stan Thomas Portfolio

Barrett Pavilion I, II, III & IV 740 Barrett Parkway Kennesaw, GA	NC	1994-1998	80,000,000	460,555	98	18	Media Play AMC Theater

Heritage Pavilion 2540 Cumberland Blvd. Smyrna, GA	NC	1995	39,937,000	262,933	100	10	Marshalls TJ Maxx Media Play Rhodes Furniture

Hiram Pavilion 5220 Jimmy Lee Smith Parkway Hiram, GA	NC	2001/2002	45,508,000	367,407	87	28	Kohl's Goody's

* Our acquisition costs may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant.

NC Neighborhood and Community Retail Shopping Center

SU Single User Shopping Center
  This entire property will be leased to Bi-Lo, with an Ahold guarantee, for 20 years. Bi-Lo occupies approximately 48,000 square feet of this center and will sub-lease the approximately 13,700 remaining square feet to sub tenants.
  At the time of closing, the purchase price of any property which is not 100% occupied, will be adjusted based on an earnout formula. The balance of the purchase price will be paid only if the remaining spaces are leased and occupied, with the tenant paying rent, within eighteen months from closing.
  As part of the purchase of this property, we will assume the existing debt. No information is currently available regarding the specific terms of this debt.
  At the time of purchase of this property we will own the building and will receive rental payments from the various tenants, however the land is subject to a ground lease, which terminates in 2051. We will lease the ground under this building and will be required to pay $625,000 per annum to the ground landlord. We will have the first right of refusal to purchase the ground.

DISTRIBUTION REINVESTMENT AND SHARE REPURCHASE PROGRAMS

The following information updates information contained on page 198 of the prospectus under the heading "Share

Repurchase Program."

Our Board of Directors approved waiving the .5% limit on the number of shares repurchased during the current calendar year. The Board of Directors approved an additional $3,000,000 to be available for the repurchase of shares during 2003.

Plan of Distribution

The following new paragraph is added to the beginning of this section on page 185 of our prospectus.

We announced today the anticipated closing of our offering, originally declared effective by the Securities and Exchange Commission on June 7, 2002. As of today there is approximately $500,000,000 unsubscribed for in our offering. Based on the current rate of capital being raised, we believe that our offering would be fully subscribed by early June.

The following new subsection is inserted at the end of this section on page 192 our prospectus.

Update

As of January 31, 2001, we had sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our advisor for 20,000 shares. Inland Securities Corporation, an affiliate of our advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001, the first offering terminated. Our second offering began February 1, 2001. As of August 29, 2002, we had sold 50,000,000 shares in our second offering resulting in gross proceeds of $497,842,917, thereby completing the second offering. Inland Securities Corporation also served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of August 29, 2002, we had incurred $42,631,670 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $455,211,247 of net proceeds from the sale of those 50,000,000 shares. Our third offering began June 7, 2002. As of April 15, 2003, we had sold 97,508,998 shares in our third offering, resulting in gross proceeds of $973,907,425. Inland Securities Corporation also serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus. As of April 15, 2003, we had incurred $85,159,321 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $888,748,107 of net proceeds from the sale of those 97,508,998 shares. An additional 4,782,399 shares have been sold pursuant to our Distribution Reinvestment Program as of April 15, 2003, for which we have received additional net proceeds of $45,432,793. As of April 15, 2003, we had repurchased 590,611 shares through our Share Repurchase Program resulting in disbursements totaling $5,532,126. As a result, our net offering proceeds from all offerings total approximately $1,508,726,941 as of April 15, 2003, including amounts raised through our Distribution Reinvestment Program, net of shares, repurchased through our Share Repurchase Program.

We also pay affiliates of our advisor, which are owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the years ended December 31, 2002, 2001 and 2000, we have incurred and paid property management fees of $4,870,084, $1,605,491 and $926,978, respectively. Our advisor was entitled to receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly until August 1, 2001. Thereafter, our advisor may receive an annual asset management fee of not more than 1% of our net asset value, to be paid quarterly. For the year ended December 31, 2002, we had incurred $5,293,000 of such fees, of which $2,000,000 was unpaid at December 31, 2002. For the year ended December 31, 2001, no such fees were accrued or paid. For the year ended December 31, 2000, we had incurred and paid $120,000 of such fees. We may pay expenses associated with property acquisitions of up to .5% of the proceeds that we raise in this offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $6,727,000 are included in the purchase prices we have paid for all our properties purchased through April 15, 2003. As of April 15, 2003, we had invested approximately $1,306,000,000 in properties that we purchased for an aggregate purchase price of approximately $2,071,000,000, and we had invested approximately $91,000,000 in notes receivable from developers of five shopping centers. After expenditures for organization and offering expenses and acquisition expenses, establishing appropriate reserves and the acquisition of the properties described above, as of April 15, 2003, we had net offering proceeds of approximately $113,000,000 available for investment in additional properties. As of April 15, 2003, we have committed to the acquisition of an additional $1,200,000,000 in properties. We believe we will have sufficient resources available from offering proceeds and financing proceeds to acquire these properties.